SEC
3/6/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

VF 3-4-03

03002257

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8- 51111

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2002** and ending **December 31, 2002**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
WH Trading, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
318 West Adams, Suite 1900
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

William Hobert	(312) 372-4557
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kupferberg, Goldberg & Neimark, LLC
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 2 8 2003 WASH. D.C. 165 SECTION

PROCESSED
MAR 1 4 2003
THOMSON FINANCIAL

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

MAR 1 3 2003

OATH OR AFFIRMATION

I, William Hobert, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of WH Trading, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None

Signature

Managing Member
Title

Notary Public

OFFICIAL SEAL
MELISSA BERGMANN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 11-21-2006

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control

** *For condition of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

W.H. TRADING, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

(Filed as Pursuant to Rule 17a-5 Under the
Securities Exchange Act of 1934)

W.H. TRADING, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Table of Contents

KGN

Independent Auditors' Report

To the Members
W.H. Trading, L.L.C.
Chicago, Illinois

Certified Public Accountants
Financial & Management Consultants
Kupferberg, Goldberg & Neimark, LLC
225 N. Michigan Ave. 11th Floor
Chicago, Illinois 60601-7601
312.819.4300 FAX 312.819.4343
e-mail: kgn@kgn.com
www.kgn.com
Member:
The KGN Financial Group
The Leading Edge Alliance
Kreston International

We have audited the accompanying statement of financial condition of W.H. Trading, L.L.C. as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of W.H. Trading, L.L.C. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Kupferberg, Goldberg & Neimark, LLC

KUPFERBERG, GOLDBERG & NEIMARK, LLC

January 30, 2003

W.H. TRADING, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Assets	
Cash	$ 53,058
Due from clearing broker	40,178,355
Marketable securities and options owned	247,033,066
Interest receivable	130,384
Property and equipment (net of accumulated depreciation and amortization of $97,571)	156,488
Deposit with clearing organization	10,000
Security deposit	6,950
TOTAL ASSETS	$ 287,568,301

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Marketable securities sold, but not yet purchased	$ 280,166,609
Accrued expenses	88,940
Total Liabilities	280,255,549
Members' Equity	7,312,752
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 287,568,301

See notes to statement of financial condition

W.H. TRADING, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

NOTE 1 – NATURE OF OPERATIONS

W.H. Trading, L.L.C. ("The Company") is a broker-dealer organized as a limited liability company under the Limited Liability Company Act of the State of Illinois, acting principally as a market maker in options at the Chicago Board Options Exchange and at the Chicago Mercantile Exchange using securities and futures. All transactions are cleared through another broker-dealer clearing firm.

The Company's operating agreement expires on December 31, 2035. As a limited liability company, the members' liability is intended to be limited to the extent of their direct equity investment.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and futures transactions entered into for the account and risk of the Company are recorded on a trade date basis. All marketable securities are valued at market value and the resulting difference between cost and market is included in income.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement dates are recorded net on the statement of financial condition.

Securities-Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Financial Instruments

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value or, if market values are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

Derivatives used for hedging trading positions include futures and options. Unrealized gains or losses resulting from such hedges are marked-to-market and recorded in trading revenues.

W.H. TRADING, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equipment

Equipment is stated at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using accelerated methods over the estimated useful lives of the assets. These lives are as follows:

Furniture and office equipment	5-7 years
Computer equipment	5 years
Leasehold improvements	39 years

Maintenance and repairs are expensed when incurred. Expenditures for major additions and improvements are capitalized and subsequently depreciated/amortized. When equipment is sold or retired, the related cost and accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in income.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. These expenses are netted with realized gains on trading in the statement of income.

Income Taxes

The Company has elected to be treated as a partnership under the Internal Revenue Code and to have its taxable income or loss reported directly by its members. Accordingly, federal income taxes are not reflected in the accompanying financial statements. The Company is liable for state replacement taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

W.H. TRADING, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

NOTE 3 – MARKETABLE SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned, and sold not yet purchased, consist of options and futures with a market value, at December 31, 2002:

	Owned	Sold, Not Yet Purchased
Options	$ 158,354,347	$ 280,166,609
Futures, open trade equity, net of option liquidation value	88,678,719	-
	$ 247,033,066	$ 280,166,609

NOTE 4 – CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. In addition, the Company may be subject to increased net capital requirements as determined by the Chicago Board of Exchange ("CBOE").

At December 31, 2002, the Company had net capital of $3,691,094 and minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .02 to 1.

W.H. TRADING, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

NOTE 5 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company, in connection with its proprietary market-making and trading activities, enters into transactions involving derivative financial instruments, primarily options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments, securities, or commodities at a contracted price. Options written obligate the Company to deliver or take delivery of those specified financial instruments, securities, or commodities at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statements of financial condition.

Market Risk

Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. The Company attempts to control its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

In addition, the Company has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2002, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

Credit Risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the exchange and clearing broker.

W.H. TRADING, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

NOTE 6 – PROFIT-SHARING PLAN

The Company sponsors a profit-sharing plan for the benefit of its eligible employees, as defined by the plan. Contributions to the plan are at the discretion of management. For the year ended December 31, 2002, the Company made no contributions to the plan.

NOTE 7 – BUY/SELL AGREEMENT

The Company has entered into a buy/sell agreement whereby it is obligated to purchase the interest of a deceased member at 150% of such member's equity interest. The agreement also directs the Company to obtain life insurance equal to 150% of each member's equity interest.

During the year ended December 31, 2002, the Company purchased term life insurance polices for each of the three members.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company clears all trades through a clearing broker located in Chicago, Illinois. In the event this clearing broker does not fulfill its obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the clearing broker. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing broker.

NOTE 9 – RELATED PARTY TRANSACTIONS

In March 2002, the Company sold their interest in a full Chicago Board of Trade ("CBOT") membership to an owner of the Company for $322,500. The selling price approximated fair value at the time of the sale, and resulted in a net book loss of $304.

In April 2002, the Company began leasing this CBOT membership from a separate partnership owned by the members of the Company. Rent payments to this partnership totaled $12,105 for the year ended December 31, 2002. At December 31, 2002, there were no amounts due to or from this related party.

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under an operating lease for its office. The lease expires on January 31, 2007. In addition to the base rent, the Company is obligated for its pro-rata share of the real estate taxes, utilities and common area maintenance charges.

Future minimum annual rental payments are as follows:

Year	Amount
2003	$ 80,592
2004	83,010
2005	85,500
2006	88,065
2007	7,357
	$ 344,524

Rent expense related to this office space was approximately $92,000 for the year ended December 31, 2002.

In addition, the Company leases exchange memberships on a month-to-month basis. One of these leases is with a related party (see Note 9). Lease expense related to these exchange memberships was approximately $474,000 for the year ended December 31, 2002.